SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549

                             SCHEDULE 13D
              Under the Securities Exchange Act of 1934
                          (Amendment No. 1)*

                  NEW ENGLAND BUSINESS SERVICE, INC.
     ------------------------------------------------------------
                          (Name of Issuer)

                    Common Stock ($1.00 par value)
     ------------------------------------------------------------
                    (Title of Class and Securities)

                              643872104
     ------------------------------------------------------------
                            (CUSIP Number)

                         Robert J. Murray c/o
                  New England Business Service, Inc.
                           500 Main Street
                     Groton, Massachusetts, 01471
                            (978) 448-6111
     ------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                           November 4, 2003
     ------------------------------------------------------------
       (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
CUSIP No.  643872104
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     1.   Names of Reporting Persons
          I.R.S. Identification nos. of above persons (entities only):

          Robert J. Murray
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     2.   Check the appropriate box if a member of a group*:
          (a)  [  ]       Not
          (b)  [  ]   Applicable
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     3.   SEC use only
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     4.   Source of funds*:  PF/OO  (See Item 3)
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     5.   Check box if disclosure of legal proceedings is required
          pursuant to item 2(d) or 2(e):  [  ]  Not Applicable
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     6.   Citizenship or place of organization: United States of America
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           Number of           7.   Sole voting power: 517,877
            shares             -----------------------------------------
          beneficially         8.   Shared voting power: 295,162
            owned by           -----------------------------------------
              each             9.   Sole dispositive power: 517,877
           reporting           -----------------------------------------
          person with          10.  Shared dispositive power: 295,162
                               -----------------------------------------
     11.  Aggregate amount beneficially owned by each reporting person:
          813,039 (See Item 5)
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     12.  Check box if the aggregate amount in row 11 excludes certain shares*:  [  ]  Not Applicable
     -------------------------------------------------------------------
     13.  Percent of class represented by amount in row 11: 5.93%
     -------------------------------------------------------------------
     14.  Type of reporting person*:  IN
     -------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 1 (this "First Amendment") constitutes the first amendment to the statement on Schedule 13D (the "Statement") filed by Robert J. Murray on February 7, 2001 relating to the common stock, par value $1.00 per share (the "Common Stock"), of New England Business Service, Inc., a Delaware corporation (the "Company"). All capitalized terms used in this First Amendment without definition have the meanings ascribed to them in the Statement.

The items of the Statement set forth below are amended by adding the following:

Item 2.  Identity and Background.

Item 2(c) of the Statement is hereby amended by adding the following:

"As previously announced, Mr. Murray will resign as Chief Executive Officer of the Company on December 31, 2003, at which time he will become non-executive Chairman of the Board."

Item 4.  Purpose of Transaction.

Item 4 of the Statement is hereby amended by adding the following:

"On November 3, 2003, Mr. Murray adopted a trading plan to permit the disposition of shares acquired through the exercise of stock options granted by the Company, from time to time, under the safe harbor provided by Rule 10b5-1 promulgated under the Securities Exchange Act of 1934."

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended to read as follows:

  (a) Mr. Murray may be deemed to be the beneficial owner of 813,039 shares of Common stock, representing approximately 5.93% of the total number of shares of Common Stock outstanding* as of such date. Such 813,039 shares of Common Stock consist of:

  295,162 shares held jointly by Mr. and Mrs. Murray;

  500,000 shares underlying options which may be exercised within 60 days of November 3, 2003;

  10,648 restricted shares awarded under the Company's equity-based plans; and

  7,229 equivalent shares allocated to Mr. Murray's account in the Company's 401(k) plan.**

* The 500,000 shares underlying options which may be exercised within 60 days of November 3, 2003 are deemed to be outstanding for purposes of computing such percentage, as required by Rule 13d-3 under the Act.

** The Company's 401(k) plan includes a unitized stock fund consisting of Common Stock and cash, and the amount of securities listed in a plan participant's account is expressed in equivalent shares. The number of shares attributed to a plan participant and expressed as equivalent shares may change from time to time without volition of the plan participant and depends upon the amount of cash in the fund, the fair market value of the Common Stock, and the number of plan participants.

  (b) Mr. and Mrs. Murray share the power to vote and the power to dispose of the 295,162 shares of Common Stock held jointly by them.
In the event of the exercise by Mr. Murray of his options to purchase 500,000 shares of Common Stock, Mr. Murray would hold the sole power to vote and the sole power to dispose of such 500,000 shares of Common Stock. Mr. Murray holds the sole power to vote, but no power to dispose of, the 10,648 restricted shares of Common Stock awarded under the Company's stock compensation plan. Under the terms of the Company's 401(k) plan, Mr. Murray may direct (i) the investment of his account balance among several investment options, including the unitized Company stock fund, and pursuant to this power he may direct the disposition of the equivalent shares allocated to his account, and
(ii) the voting of equivalent shares allocated to his account in the unitized Company stock fund.

  (c) Mr. Murray did not effect any transactions in the Common Stock during the 60 days preceding the filing of this First Amendment.

  (d)  Not Applicable.

  (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended by adding the following:

"Mr. Murray has entered into a trading plan with respect to securities of the Company as described in Item 4 above."

Item 7.  Material to be Filed as Exhibits

Item 7 of the Statement is hereby amended by adding the following:

Exhibit 6 Restricted Stock Award Agreement dated August 6, 2002 between the Company and Robert J. Murray, relating to the FY 2002 Executive Bonus Plan; filed herewith.

Exhibit 7 Restricted Stock Award Agreement dated August 6, 2002 between the Company and Robert J. Murray, relating to the FY 2002 NEBS Performance Restricted Stock Plan; filed herewith.

Exhibit 8 Restricted Stock Award Agreement dated August 1, 2003 between the Company and Robert J. Murray, relating to the FY 2003 Executive Bonus Plan; filed herewith.

Exhibit 9 Restricted Stock Award Agreement dated August 1, 2003 between the Company and Robert J. Murray, relating to the FY 2003 Special Performance Bonus Plan; filed herewith.

Exhibit 10 NEBS 2002 Equity Incentive Plan (including amendment and and restatement of the NEBS 1990 Key Employee Stock Option and Stock Appreciation Rights Plan and the NEBS 1994 and 1997 Key Employee and Eligible Director Stock Option and Stock Appreciation Rights Plans). (Incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 28, 2002.)

Exhibit 11 Sales Plan dated November 3, 2003 between Robert J. Murray and Quick & Reilly, Inc.; filed herewith.

SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

November 4, 2003
------------------------
(Date)

ROBERT J. MURRAY
------------------------
(Signature)

Robert J. Murray
------------------------
(Name)

INDEX TO EXHIBITS

Exhibit 6 Restricted Stock Award Agreement dated August 6, 2002 between the Company and Robert J. Murray, relating to the FY 2002 Executive Bonus Plan; filed herewith.

Exhibit 7 Restricted Stock Award Agreement dated August 6, 2002 between the Company and Robert J. Murray, relating to the FY 2002 NEBS Performance Restricted Stock Plan; filed herewith.

Exhibit 8 Restricted Stock Award Agreement dated August 1, 2003 between the Company and Robert J. Murray, relating to the FY 2003 Executive Bonus Plan; filed herewith.

Exhibit 9 Restricted Stock Award Agreement dated August 1, 2003 between the Company and Robert J. Murray, relating to the FY 2003 Special Performance Bonus Plan; filed herewith.

Exhibit 10 NEBS 2002 Equity Incentive Plan (including amendment and and restatement of the NEBS 1990 Key Employee Stock Option and Stock Appreciation Rights Plan and the NEBS 1994 and 1997 Key Employee and Eligible Director Stock Option and Stock Appreciation Rights Plans). (Incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 28, 2002.)

Exhibit 11 Sales Plan dated November 3, 2003 between Robert J. Murray and Quick & Reilly, Inc.; filed herewith.